SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953101

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink,

Jacobs,Weil &Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:

Form or Registration Number:	Date Filed:

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following press release was issued by Tracinda Corporation on November 22, 2006.

NEWS

FOR IMMEDIATE RELEASE

Contact:	Anna Cordasco/Stephanie Pillersdorf/Carrie Bloom Citigate Sard Verbinnen 212/687-8080

Tracinda Announces Tender for MGM MIRAGE

LOS ANGELES, CA -— November 22, 2006 -— Tracinda Corporation today announced that it intends to make a cash tender offer for up to 15,000,000 shares of common stock, par value $.01 per share, of MGM MIRAGE (NYSE: MGM) at a price of $55.00 per share. The offer price represents an approximately 12.2% premium over MGM MIRAGE’s closing stock price of $49.00 on November 21, 2006. The tender offer will be subject to customary conditions for transactions of this type.

Tracinda Corporation, of which Mr. Kirk Kerkorian is the sole shareholder, owns 158,392,864 shares of MGM MIRAGE common stock, which represents approximately 56.3% of the outstanding shares.

The shares to be purchased pursuant to the offer represent approximately 5.3% of the outstanding shares of MGM MIRAGE common stock or approximately 12.2% of the shares of MGM MIRAGE common stock not beneficially owned by Tracinda and Mr. Kerkorian. Upon completion of the offer, Tracinda and Mr. Kerkorian would beneficially own in the aggregate 173,392,864 shares of MGM MIRAGE common stock, or approximately 61.7% of the outstanding common stock.

A representative of Tracinda stated: “This tender offer demonstrates our confidence in MGM MIRAGE and its management and our commitment to the company’s future.”

Once the tender offer is commenced, offering materials will be made available to MGM MIRAGE stockholders and filed with the Securities and Exchange Commission. MGM MIRAGE stockholders are urged to read the offering materials when they become available because they will contain important information. This offer has not been reviewed by the Board of Directors or management of MGM MIRAGE. The MGM MIRAGE Board of Directors is required by law to communicate its views regarding the tender offer to MGM MIRAGE stockholders within ten business days from the date the offer is commenced. MGM MIRAGE has informed Mr. Kerkorian and Tracinda that it will not make any comment concerning this tender offer until its Board of Directors has completed its review following commencement of the offer.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. TRACINDA HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF TRACINDA AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY TRACINDA WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO TRACINDA.

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